Exhibit 12.1

MG GLOBAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in Thousands)

	Six Months Ended September 30, 2007	As of and for the Year Ended March 31,
		2007	2006	2005	2004
Income before provision for taxes	59,378	$289,663	$88,026	$123,768	$102,988
Add: Fixed Charges
Interest expense	2,080,285	3,783,758	1,205,578	555,371	359,729
Portion of rents representative of an interest factor	4,227	6,387	5,813	3,298	2,743

Total fixed charges	2,084,512	3,790,145	1,211,391	558,669	362,472

Income before provision for taxes plus total fixed charges	2,143,890	$4,079,808	$1,299,417	$682,437	$465,460

Ratio of earnings to fixed charges	1.03	1.08	1.07	1.22	1.28

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest costs, amortization of debt expense and an appropriate interest factor on operating leases.